[Cleary Gottlieb Steen & Hamilton LLP Letterhead]

Writer’s Direct Dial: (212) 225-2588 E-Mail: eklingsberg@cgsh.com

October 7, 2014

VIA E-MAIL AND EDGAR

Perry J. Hindin

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Family Dollar Stores, Inc.

Schedule 14D-9 and Amendments No. 1 and 2

Filed September 17 and 26, 2014

File No. 005-14318

Dear Mr. Hindin:

On behalf of Family Dollar Stores, Inc. (the “Company” or “Family Dollar”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Schedule 14D-9 filed with the Commission on September 17, 2014, as amended by Amendments No. 1 and 2, dated September 17, 2014 and September 26, 2014, respectively (as so amended, the “Schedule 14D-9”), contained in your letter dated October 2, 2014 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

Page numbers referenced in the responses refer to page numbers in the Schedule 14D-9.

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 2

Background of the Offer, page 11

1.	Refer to the disclosure on pages 12 and 13 describing discussions held on February 28 and October 15, 2013. With a view towards disclosure, please advise how maintaining Family Dollar’s headquarters and management in North Carolina in connection with an acquisition would maximize value for Family Dollar stockholders or would translate into a meaningful premium.

Response:

Pages 12 and 13 of the Schedule 14D-9 convey the following sequence of events. First, the representatives of Family Dollar indicated to the representatives of Dollar General that Family Dollar envisioned that, if there were ever to be a strategic combination, Family Dollar management would continue to run the combined company out of its headquarters in Charlotte, North Carolina. The Dollar General representatives then reacted by resisting this position and indicating that Dollar General “would, if at all, be interested only if Dollar General were actually acquiring Family Dollar with the combined company’s having Dollar General’s existing headquarters and management.” In response, “Mr. Levine [of Family Dollar] indicated that he was one of the largest stockholders of Family Dollar, would have no problem with such an approach and that, subject to the views of the Board, such an approach could be acceptable if Dollar General paid Family Dollar stockholders an appropriate premium.”

Accordingly, as disclosed in the Schedule 14D-9, Family Dollar’s tactic was to make clear to Dollar General that an appropriate premium for Family Dollar stockholders would be the quid pro quo for Family Dollar’s conceding that Dollar General management would run the combined company out of Dollar General’s headquarters in Goodlettsville, Tennessee rather than Family Dollar management’s doing so out of Charlotte, North Carolina.

2.	The first bullet point paragraph on page 37 states that “Family Dollar, unlike Dollar General, is already deeply involved in the FTC’s review of its transaction with Dollar Tree and has seen first-hand the issues and types of evidence that the FTC is focusing on, all of which have completely confirmed its regulatory analysis.” (emphasis added). Please provide support for the implication that Family Dollar is significantly ahead in its antitrust review process. For example, does Family Dollar have knowledge of Dollar General’s level of engagement with the FTC? Please advise or revise. Please also clarify such disclosure to eliminate the implication that the issues and types of evidence that the FTC is focusing on in the Family Dollar-Dollar Tree transaction are identical to the issues and types of evidence that the FTC is focusing on in a Family Dollar-Dollar General transaction.

Response:

The Dollar Tree merger was and is significantly ahead of the Dollar General tender offer in the antitrust review process. This conclusion is confirmed by both the facts disclosed by Dollar General in its filings with the Commission and by Family Dollar in its filings with the Commission and by clear and direct communications by the Federal Trade Commission (the

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 3

“FTC”) to Family Dollar about the FTC’s parallel reviews of the Dollar Tree merger and the Dollar General tender offer, respectively. Specifically:

•	Family Dollar and Dollar Tree contacted the FTC on July 28, 2014, and began discussing the Dollar Tree merger with the FTC at that time.

•	The initial filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR” or the “HSR Act”) for the Dollar Tree merger occurred on August 8, 2014. This filing commenced the initial 30-day HSR waiting period. At the end of this initial waiting period, on September 8, 2014, Family Dollar and Dollar Tree received a request for additional information and documentary materials (a “Second Request”) in connection with the FTC’s review of the Dollar Tree merger. This Second Request triggered the commencement of the in-depth phase of the FTC’s investigation.

•	At that time when the Second Request phase of the FTC’s investigation of the Dollar Tree merger was underway, Dollar General had not even commenced the initial 30-day HSR waiting period of the antitrust review process for its proposed transaction. Dollar General did not submit its HSR filing until September 10, 2014, when Dollar General publicly acknowledged that it had not yet begun to engage with the FTC: “we can now begin the antitrust review process and will have an opportunity to present our position directly to the FTC.”[1] Thus, more than 40 days after Family Dollar and Dollar Tree began presenting their position to the FTC regarding the Dollar Tree merger, Dollar General had not yet begun to do so.

•	On September 26, when Family Dollar filed the Schedule 14D-9, the FTC’s review of the Dollar Tree transaction had been underway for seven weeks, including almost three weeks of the in-depth Second Request process. At that time, Dollar General’s review was barely halfway through the initial waiting period, weeks away from even commencing the more in-depth Second Request review.

Even more recently, Family Dollar has received and continues to receive clear and direct information from the FTC that the FTC’s investigation of the Dollar Tree transaction remains well ahead of the investigation of the Dollar General transaction. The FTC is conducting two parallel and overlapping investigations of the Dollar Tree merger and the Dollar General tender offer. Unlike Dollar General, Family Dollar is a subject of each of these two investigations and therefore Family Dollar is in regular, direct contact with the FTC regarding the status and substance of each of these two investigations.

Family Dollar’s discussions with the FTC have confirmed that, because the substantive issues the Dollar General tender offer faces are much more serious than those faced by the Dollar Tree merger, the Dollar Tree merger’s lead in the antitrust review process has been widening.

[1]	Dollar General Commences Cash Tender Offer to Acquire Family Dollar at $80 per Share; Antitrust Review Process Will Begin, press release by Dollar General filed by Dollar General as Exhibit 99.A.5.I to Schedule TO (September 10, 2014) (emphasis added).

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 4

Regarding the requested clarification, we respectfully submit that the FTC’s Horizontal Merger Guidelines are clear on the issues and types of evidence that the FTC will focus on in its merger reviews. Because these two proposed transactions involve the same target company and acquirors in the same industry (retail), the issues and types of evidence are in fact essentially the same. Because the underlying facts regarding Dollar General and Dollar Tree are very different, there is a significant risk that the outcome will be different, but the issues and types of evidence are not different. Accordingly, Family Dollar believes that the quoted disclosure is accurate and well-supported and that no clarification or revision on these points is necessary.

3.	Disclosure on page 40 states that “Dollar General misleadingly states that its prices are based “primarily” on Wal-Mart.” Please either provide support for the following statement or revise the disclosure accordingly. For example, is Family Dollar in possession of data or information regarding how Dollar General sets its prices?

Response:

The statement by Dollar General that Family Dollar stockholders should not be concerned about antitrust risk because Dollar General’s prices are based primarily on Wal-Mart is misleading because this statement:

•	tells only part of the story by omitting the material fact of the extent to which Dollar General’s prices are based on Family Dollar;

•	creates an implication, by omission, that Family Dollar has no relevance or at least no meaningful relevance to Dollar General’s pricing; and

•	leaves the public markets and Family Dollar stockholders unable to assess what “primarily” means (i.e., is it 51% or 99%?) even though a precise understanding is both known by Dollar General and a material consideration for Family Dollar stockholders in connection with their consideration of the Dollar General tender offer.

In particular, Dollar General’s statement does not exclude that Dollar General, in setting its prices, focuses quite heavily on pricing at Family Dollar (albeit less so than with respect to Wal-Mart). Given that a material portion of Dollar General’s sales are priced based on local zones, one would expect Family Dollar to have an important role in Dollar General’s pricing in the many local geographies where Family Dollar is present but Wal-Mart is not.

Indeed, Family Dollar’s observations and experience from many years of competing against Dollar General confirm this expectation that Dollar General bases its prices in part on the local presence of Family Dollar stores. This confirmation is based on Family Dollar’s close observation of Dollar General’s pricing, including by regularly conducting price checks of Dollar General stores in the ordinary course of business.

A month ago, Family Dollar publicly challenged Dollar General on Dollar General’s material omission from this statement, when Family Dollar pointed out that “Dollar General does not assert that Family Dollar has no effect on its pricing.” Notably, Dollar General has not replied by making such an assertion. Thus, it seems clear that Dollar General is aware, but still refrains

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 5

from disclosing, that Dollar General’s prices are based at least partially on Family Dollar. We respectfully request the Staff to not permit Dollar General to continue to highlight the relevance of Wal-Mart to Dollar General’s pricing, while refraining from providing investors with transparency about the extent to which Dollar General bases its pricing on Family Dollar – especially when:

•	Dollar General is in possession of this intentionally omitted information,

•	Dollar General has opened the door to the materiality of this omitted information by making its partial disclosure about the influence of Wal-Mart, and

•	The extent to which Family Dollar influences Dollar General’s pricing is one of the undisclosed facts material to Family Dollar stockholders’ assessment of the antitrust risk of the Dollar General tender offer.

4.	Disclosure on page 40 also states that “The FTC is likely to take the position that Family Dollar’s pricing model would immediately lead to higher prices in thousands of locations if Dollar General was no longer an independent competitor.” With a view towards disclosure, please provide support for such statement.

Response:

Family Dollar respectfully directs the Staff to the four sub-bullets that appear directly under the quoted statement on page 40 of the Schedule 14D-9. Each of these sub-bullets supports this proposition. The FTC, pursuant to its Horizontal Merger Guidelines, will evaluate whether the elimination of Dollar General stores as independent competitors to Family Dollar stores will result in higher prices at the combined company’s stores. As explained in the first sub-bullet to the quoted paragraph, there are over 1,500 Family Dollar locations in zones where pricing is based solely on Dollar General. As explained further in the four sub-bullets, Family Dollar’s own pricing model confirms the accuracy of this statement that this model would immediately yield higher prices at thousands of Family Dollar stores if Dollar General were no longer an independent competitor.

Based on our communications with the FTC, we can confirm that the FTC is already well aware of and focused on the implications of Family Dollar’s pricing model and there can be little doubt that the FTC, pursuant to the Horizontal Merger Guidelines, would assert that this is probative evidence.2 Moreover, a federal district court expressly endorsed this exact methodology (of focusing on how the presence or absence of one merger party impacted the pre-

[2]	The FTC’s Horizontal Merger Guidelines explicitly identify this type of evidence as probative. According to the Horizontal Merger Guidelines, “[t]he Agencies also look for reliable evidence based on variations among similar markets. For example, if the merging firms compete in some locales but not others, comparisons of prices charged in regions where they do and do not compete may be informative regarding post-merger prices. In some cases, however, prices are set on such a broad geographic basis that such comparisons are not informative. The Agencies also may examine how prices in similar markets vary with the number of significant competitors in those markets.” U.S. Dep’t of Justice & Fed. Trade Comm’n, Horizontal Merger Guidelines § 2.1.2 (2010).

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 6

merger pricing of the other) when the FTC successfully sued to block the merger of Staples and Office Depot.3

5.	Refer to the first three bullet points on page 41. With a view towards disclosure, please provide support for the following:

•	Family Dollar’s conclusion that the Offer may take a year or longer to close but the Family Dollar-Dollar Tree merger could be in a position to close as early as the end of November. In responding to this comment, please address the fact that the Family Dollar-Dollar Tree merger is itself subject to a second request.

•	Family Dollar’s suggestion that the same time periods and processes regarding divestitures and negotiation that it suggests apply to a Dollar General transaction would not also apply in the case of the Family Dollar-Dollar Tree merger.

Response:

The FTC is conducting two parallel and overlapping investigations of the Dollar Tree merger and the Dollar General tender offer. Unlike Dollar General, Family Dollar is a subject of each of these two investigations and therefore Family Dollar is in regular, direct contact with the FTC regarding the status and substance of each of these two investigations. This response is based largely on these direct contacts with the FTC by representatives of Family Dollar.

Family Dollar hereby confirms the accuracy of its statement that the Dollar Tree merger could be in a position to close as early as December 2014, as set forth in the preliminary proxy statement/prospectus contained in Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by Dollar Tree on September 25, 2014 and with respect to which a conforming change (of “end of November” to “December”) in the Schedule 14D-9 will be filed shortly. Following the September 17, 2014 filing of the Schedule 14D-9, Family Dollar, Dollar Tree, and the FTC agreed on a schedule for the FTC’s investigation of the Dollar Tree merger that would permit a December closing (if, as Family Dollar believes is reasonably likely, the FTC concludes that divestitures are not required as a condition to the FTC’s clearance of the Dollar Tree merger). This schedule covers the timing of document and data production, formal compliance with the Second Request, depositions and the FTC staff’s internal recommendation. Family Dollar expects to comply, and understands that Dollar Tree expects to comply, with the Second Request within the timeframe required to keep to this schedule. We note that Family Dollar has never stated that a transaction with Dollar Tree will certainly be completed by December, or that it certainly will not involve divestitures, but Family Dollar believes in good faith that a closing of the Dollar Tree merger has a reasonable likelihood of occurring in December.

Family Dollar similarly reconfirms, based on Family Dollar’s most recent discussions with the FTC, that the review of the Dollar General transaction will not move as quickly as the investigation of the Dollar Tree merger and that the disclosure on page 41 explaining why the

[3]	FTC v. Staples, Inc., 970 F.Supp. 1066, 1082 (D.D.C. 1997).

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 7

FTC’s review of the Dollar General transaction is likely to take longer than the review of the Dollar General tender offer is accurate.

In addition to starting a month later, the simple fact is that the antitrust review of a transaction with Dollar General will be far more complex and protracted given that: (1) Dollar General’s store format, unlike Dollar Tree’s store format, is very similar to Family Dollar’s; (2) Dollar General is a major factor in Family Dollar’s pricing, but Dollar Tree is not; (3) there is significantly more geographic overlap between Dollar General’s and Family Dollar’s stores than Dollar Tree’s and Family Dollar’s stores; and (4) Dollar General has more than twice the number of stores as Dollar Tree. All of this will likely impact the duration of the investigation phase, the likelihood of remedies (which extends the entire process as it requires time for negotiation and implementation), and the duration of such a remedies phase (because any Dollar General divestiture would be orders of magnitude larger and thus more complicated than any potential Dollar Tree divestiture).

6.	The third bullet point on page 42 states that “Despite Dollar General’s statements that it believes there is no antitrust risk, Dollar General refuses to make a commitment on divestitures that is consistent with Dollar General’s purported view on antitrust risk.” Based on our review of Dollar General’s disclosure, we are not aware that Dollar General has stated that there is no antitrust risk. In contrast to the statement above, it is our understanding from a review of Dollar General’s disclosure in its Offer to Purchase that Dollar General:

•	has stated that the risk is manageable;

•	does not believe, based on advice of its antitrust counsel and economist, that it would be ordered to divest more than the number of stores contained in its original offer to Family Dollar; and

•	believes that its commitment to divest 1,500 stores “provides [Family Dollar] with even greater assurance that this transaction is capable of being completed on the terms proposed.” (Offer to Purchase, page 32)

Please provide support for such statement or revise accordingly.

Response:

Family Dollar respectfully directs the Staff to the following statements made by Dollar General about the complete absence of antitrust risk from its proposals:

•	On the August 18, 2014 analyst call hosted by Dollar General, and subsequently posted on the investor relations page of Dollar General’s web site, to announce Dollar General’s unsolicited proposal to acquire Family Dollar, Richard W. Dreiling, the Chairman and Chief Executive Officer of Dollar General, proclaimed, “First thing I would say, we don’t believe the antitrust [sic] is a matter of concern.”

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 8

•	In the August 20, 2014 letter sent to the board of directors of Family Dollar by Dollar General and released publicly by Dollar General the same day and then filed on Form 8-K and reprinted in Dollar General’s Offer to Purchase filed as an exhibit to its Schedule TO and Preliminary Proxy Statement on Schedule 14A, Dollar General characterized its proposal as having “take[n] this issue [of antitrust risk] completely off the table.” (emphasis added) .

•	In the September 2, 2014 letter sent to the board of directors of Family Dollar by Dollar General and released publicly by Dollar General the same day and then filed on Form 8-K and reprinted in Dollar General’s Offer to Purchase filed as an exhibit to its Schedule TO and Preliminary Proxy Statement on Schedule 14A, Dollar General stated that its proposal’s terms on antitrust matters “eliminate[s] any concerns you [the board of directors of Family Dollar] have about our [Dollar General’s] ability to obtain such [antitrust] approvals.” (emphasis added).

Each of these conclusory statements by Dollar General that there is no antitrust risk in its proposal leaves the board of directors of Family Dollar with no choice but to make clear to Family Dollar’s stockholders that there is, in fact, real antitrust risk allocated to the stockholders of Family Dollar by these proposals and that these statements by Dollar General that the terms of its takeover proposals somehow “eliminate” or “completely take off the table” antitrust risk for Family Dollar stockholders or leave antitrust risk as not a “matter of concern” are untrue.

7.	Disclosure on page 42 states that “[n]o shares tendered in the Offer will be accepted by Dollar General on the scheduled expiration date. The Offer is illusory and a distraction.” Given that Dollar General has disclosed all material conditions to the Offer so that security holders can evaluate the genuineness of the offer; has the right to extend the period during which the Offer is open; and has in fact extended the offer to October 31, 2014, please revise to remove such statement from Family Dollar’s disclosure.

Response:

The Board of Directors of Family Dollar has determined that it has a fiduciary duty under applicable state law to disclose to the stockholders of Family Dollar that Dollar General has knowingly failed to disclose that it is certain that Dollar General will be incapable of buying any shares at the scheduled expiration date for the tender offer and that this certainty, coupled with the complete absence of any commitment of any kind to extend the tender offer, makes this tender offer, on its current terms, an illusion. The extension of the expiration of the offer to October 31, 2014 does nothing to change this determination.

The relevant facts are as follows:

•	Dollar General’s tender offer includes a non-waivable condition that the applicable waiting period under the HSR Act shall have expired or been terminated. In addition, the tender offer makes clear that there is no obligation to extend the tender offer beyond the scheduled expiration date.

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 9

•	Based on our discussions with the FTC (described above), it is a certainty that Dollar General and Family Dollar will receive a Second Request from the FTC relating to the Dollar General tender offer on or before October 10, 2014.

•	Even if Dollar General and Family Dollar were to certify substantial compliance with the Second Request instantly upon receipt of the Second Request (which, of course, will not be possible), these certifications will trigger a 30-day period for the FTC to review the materials submitted in connection with the Second Request. (We note that, as discussed in response to Comment 8, this 30-day period, rather than a 15-day period, will apply following compliance with the Second Request because Dollar General voluntarily waived the shorter waiting periods associated with a cash tender offer.) Thus, even under this assumption of instant compliance with the Second Request by Dollar General and Family Dollar, that 30-day period would not expire until the second week of November.

•	It is therefore inconceivable that Dollar General will have obtained FTC clearance to close its tender offer by the time it expires by its terms on October 31, 2014. Notably, Dollar General itself has not made any suggestion that it could conceivably close the tender offer on October 31, 2014 and, most troublingly, Dollar General is knowingly omitting these material facts about the disconnect between the actual timing of its antitrust process and the timing for its tender offer from the disclosure in its Offer to Purchase and Preliminary Proxy Statement.

8.	Refer to the fourth bullet point on page 42. Please either provide support for the statement that “Dollar General intentionally delayed its antitrust approval process by unnecessarily waiting to file with the FTC...” or remove such statement from Family Dollar’s disclosure. In responding to such comment, please address the statement in Dollar General’s Schedule TO filed on October 2, 2014 disclosing that “Dollar General believes that electing the thirty day waiting period rather than the shorter fifteen day waiting period applicable to cash tender offers will allow Dollar General additional time to provide information to the Antitrust Division and the FTC in support of its HSR filing and give the Antitrust Division and the FTC a sufficient amount of time to consider such information.”

Response:

The HSR Act and accompanying regulations provide that an acquiring person (Dollar General, in this context) may file notification under the HSR Act based on an affidavit stating the “good faith intention of the person filing notification to make the acquisition.”4 From August 18 through August 21, Dollar General issued three different press releases, each filed on Form 8-K and each declaring that Dollar General had completed its “extensive” antitrust analysis and was prepared to address antitrust clearance, in the words of the release of August 21, “quickly and effectively.” Nevertheless, Dollar General waited 23 days following the August 18, 2014 announcement of its intention to acquire shares of Family Dollar before Dollar General made its initial HSR filing. There is no explanation for this delay. It is this unexplained 23-day delay that

[4]	16 CFR 803.5(a)(2).

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 10

is the subject matter of the quoted language from the Schedule 14D-9 in the Staff’s Comment 8 above. The statement by Dollar General quoted in the Staff’s Comment 8 above does not address this unexplained 23-day delay in any way.

A separate matter is Dollar General’s decision to opt for a 30-day initial HSR waiting period (which is the subject of the statement by Dollar General quoted in the Staff’s Comment 8 above) and thereby unnecessarily lengthen the antitrust review process for the Dollar General tender offer. The Dollar General statement quoted above on this topic is misguided to the point that it appears to be intentionally misleading.

Family Dollar recognizes that, in some antitrust merger reviews, it may be advantageous to allow the FTC more time to review the transaction during the initial waiting period prior to issuance of a Second Request, either to try to avoid a Second Request altogether or to narrow its scope. But this could not possibly have been Dollar General’s motivation here.

Specifically, Dollar General knew or should have known – with 100% certainty – that the FTC would issue a Second Request in its investigation of the Dollar General transaction. The FTC had already issued a Second Request in its review of the Dollar Tree transaction – and this was disclosed publicly a day before Dollar General opted for a 30-day initial HSR waiting period – and, for the reasons described above (see, e.g., last paragraph of response to Comment 5), the antitrust issues are far more serious in the Dollar General transaction. Thus, Dollar General knew there was no chance of avoiding a Second Request, and it was careful not to specifically say that there was.

Likewise, Dollar General had no hope of narrowing the Second Request in a meaningful way before it was issued. It may be possible to advocate to narrow a Second Request, for example, in multi-product antitrust investigations where there is a possibility of persuading the FTC to exclude certain products. This is not the case here, as there is only a single “product” at issue – the overlap between the parties’ retail stores. Likewise, Dollar General could not, and did not, suggest that an extra 15 days would have permitted the FTC sufficient time to make meaningful distinctions among the thousands of local geographies where the parties’ stores overlap. Indeed, there would have been no benefit to doing so in any event, as the burden of collecting documents and data in response to the Second Request would be the same, whether it covers all of the (roughly 12,000) Dollar General stores or, say, 9,000 of them.

The result was utterly predictable. The FTC has already informed Family Dollar that it will issue a Second Request to Dollar General and Family Dollar, that the Second Request will cover 100% of the parties’ stores, and that in no respect will it be narrower than the Second Request issued a month earlier in the Dollar Tree transaction. Thus, by opting for a 30-day waiting period, Dollar General accomplished nothing other than lengthening its antitrust review.

Dollar General is advised by experienced antitrust counsel. As any experienced antitrust practitioner knows, in very complicated and difficult transactions such as the Dollar General/Family Dollar transaction, the most meaningful feedback from the FTC comes at the end of the FTC’s investigation – not during the initial waiting period. Thus, the additional 15 days that Dollar General elected to offer the FTC at the beginning of the review process could not have reduced the overall duration of the FTC’s review.

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 11

Family Dollar maintains that Dollar General’s stated rationale for electing a longer waiting period is implausible on its face. We respectfully request the Staff require that Dollar General correct its disclosure about opting for the 30-day period by explaining what its real motivation was.

9.	We note the disclosure in the press release attached as Exhibit (a)(1) to the Schedule 14D-9 that “Dollar General has misrepresented that its tender offer was a prerequisite to making its HSR antitrust filing; Dollar General knows that it could have filed with antitrust regulators when it first submitted an unsolicited proposal nearly a month ago.” Please either provide support for such statement or make appropriate corrective disclosure. We note that Dollar General’s press release dated September 10, 2014 states that Dollar General “will promptly file for clearance under the [HSR Act], which will allow the Company to begin the antitrust approval process with the [FTC].” We are not aware of any statement by Dollar General that the tender offer was a prerequisite to making its HSR antitrust filing.

Response:

As disclosed in the Schedule 14D-9, one of the concerns of the board of directors of Family Dollar is that Dollar General may be trying to induce the stockholders of Family Dollar to vote down the Dollar Tree merger by creating the illusion that Dollar General is trying aggressively to consummate an acquisition of Family Dollar. One of the bases for this concern is that Dollar General has failed to disclose any explanation for the 23-day delay described in the first paragraph of the response to Comment 8. Family Dollar’s board of directors was and remains mystified as to why a third party that purported on August 18, 2014 to be committed to acquiring Family Dollar and that touted its completion of extensive antitrust preparation work would then drag its feet for 23 days before commencing the antitrust review process while watching passively the antitrust review process of the competing Dollar Tree merger progress.

The board of directors of Family Dollar expected that Dollar General would have an explanation. But Dollar General failed to come clean with the stockholders of Family Dollar and disclose that Dollar General had knowingly omitted to take actions that resulted in Dollar General’s falling behind in the antitrust clearance process. Instead, Dollar General affirmatively stated in the press release announcing the tender offer (which press release is included as Exhibit 99.A.5.I to Dollar General’s Schedule TO), “By taking this step [i.e., the commencement of the tender offer today], we are providing all Family Dollar shareholders a voice in this process, and we urge them to tender into our offer. Additionally, we now can begin the antitrust review process and will have an opportunity to present our position directly to the FTC.”

The first sentence “By taking this step, we are....” immediately precedes the second sentence, “Additionally, we can now begin the antitrust review process....” and thereby conveys the false message that one of the additional consequences of “taking this step” of commencing the tender offer is that Dollar General has now satisfied a precondition necessary to permitting Dollar General finally to be able to make an HSR filing and commence the antitrust clearance process. The use of the phrase “can now” in the second sentence similarly conveys this false impression. Through the juxtaposition of these sentences, the term “now” refers to after having taken the step of commencing the tender offer, and by putting “can” before “now begin the antitrust review

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 12

process,” Dollar General incorrectly implied that the antitrust process could only begin after the commencement of the tender offer.5 The press understood these sentences this way. For example, The New York Times ran a story that quoted these two sentences from Dollar General’s press release to support the statement, “By initiating the tender offer, Dollar General was able to start the clock with the F.T.C.”6 Other prominent media outlets, including The Wall Street Journal, USA Today, The Charlotte Observer and The Tennessean, read these two sentences to convey this same understanding that Dollar General was now able to commence the antitrust review process only because it had launched a tender offer.7 As Family Dollar’s stockholders wrestle with the question of whether Dollar General is actually seeking to acquire Family Dollar or is just seeking to induce a rejection of the Dollar Tree merger at the special stockholders meeting, Family Dollar’s board needed to correct this false understanding among reasonable readers that Dollar General’s press release had created. Additionally, the market remains entitled to an explanation from Dollar General of the 23-day delay, especially in view of the false impression created by Dollar General’s press release.

*        *        *

[5]	Had Dollar General not intended this impression, it could have used the word “will” rather than “can.”
[6]	http://dealbook.nytimes.com/2014/09/10/dollar-general-expected-to-make-hostile-bid-for-family-dollar/.
[7]	See The Wall Street Journal, http://online.wsj.com/articles/dollar-general-to-launch-tender-offer-for-family-dollar-shares-wednesday-1410315773) (“Launching the tender offer will, however, allow Dollar General to start antitrust discussions with the Federal Trade Commission…”); USA Today, http://www.usatoday.com/story/money/business/2014/09/10/dollar-general-family-dollar-takeover/15374465/ (“[Launching the tender offer] should allow [Dollar General] to start antitrust discussions with the Federal Trade Commission, however.”); The Charlotte Observer, http://www.charlotteobserver.com/2014/09/09/5163715/report-dollar-general-to-launch.html (“But by making a tender offer, Dollar General CEO Rick Dreiling said his company will be able to start antitrust discussions with the FTC right away.”); and The Tennessean, http://www.tennessean.com/story/money/2014/09/10/dollar-general-hostile-family-dollar/15376171/ (“By taking this step, [Dollar General] said it can also begin the antitrust review process and it can present a case to the Federal Trade Commission.”).

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 13

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact Paul M. Tiger at 212-225-2495 or me at 212-225-2588.

Sincerely,

/s/ Ethan A. Klingsberg
Ethan A. Klingsberg

cc:	James C. Snyder, Jr., SVP and General Counsel, Family Dollar Stores, Inc.
Paul M. Tiger, Cleary Gottlieb Steen & Hamilton LLP